Left Hand Brewing Company @LeftHandBrewing · Aug 2

Thank you to those who have reserved their Left Hand investment through Wefunder. We're 40% of the way to our goal 🙌 Check out our investment page to learn how we plan to help independent craft beverage companies 👉 bit.ly/3ygF9CT

Disclosure: bit.ly/3YNKsEP


BBL
0:34